UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022976

SEC MAIL RECEIVED
AUG 2 8 2002
WASH, D.C. 180 SECTION

SEC FILE NUMBER
8-24626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FV 8-30-02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JUNE 30, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SECURITY RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 EAST SIR FRANCIS DRAKE BLVD., WOOD ISLAND, #3F

(No. and Street)

LARKSPUR, (City) CALIFORNIA (State) 94939 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SWIFT (415) 925-0346

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. WM. KRUEGER, CERTIFIED PUBLIC ACCOUNTANT

(Name — *if individual, state last, first, middle name*)

591 REDWOOD HIGHWAY, SUITE 5295, MILL VALLEY, CALIFORNIA 94941

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SWIFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY RESEARCH ASSOCIATES, INC., as of JUNE 30, 2002, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chairman

Title

Notary Public

GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 21, 2002

Board of Directors
Security Research Associates, Inc.
Larkspur, California

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of Security Research Associates, Inc., as of June 30, 2002, and related statements of operations, changes in shareholders' equity and cash flow for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Management of Security Research Associates, Inc. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Research Associates, Inc. as of June 30, 2002, and the results of its operations, changes in shareholders equity, and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

CASH		$ 221 466
DEPOSIT - WEDBUSH MORGAN SECURITIES		100 000
RECEIVABLE FROM BROKER DEALER		579 527
MARKETABLE SECURITIES, AT MARKET VALUE		341 107
NON MARKETABLE SECURITIES, AT MARKET (Cost $3,300)		3 300
PREPAID PENSION COSTS		56 832
PREPAID EXPENSES		64 885
FURNITURE & EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $40,252		
		$1 367 117

LIABILITIES AND SHAREHOLDERS' EQUITY

SALARIES AND COMMISSIONS		$168 111
ACCRUED EXPENSES		45 900
PAYABLE TO BROKER DEALER		401 157
INCOME TAXES PAYABLE ($13,899 Deferred)		20 223
LINE OF CREDIT PAYABLE		100 000
TOTAL LIABILITIES		735 391
SHAREHOLDER'S EQUITY:		
Common stock – no par value: stated value $10, Authorized 20,000 shares Issued and outstanding 15,000 shares	$150 000	
Paid in capital	134 175	
Retained earnings	347 551	631 726
		$1 367 117

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2002

REVENUES:		
Trading profits		$ 912 205
Commissions		612 972
Investment banking fees		274 938
Investment income		8 334
Other income		17 158
		1 825 607
EXPENSES:		
Employee compensation and benefits	$ 892 011	
Trading charges	268 346	
Communications and data processing	94 070	
Other operating expenses	235 879	
Pension plan contribution	118 445	
Rent	79 944	
Depreciation	24 314	1 713 009
INCOME BEFORE INCOME TAXES		112 598
INCOME TAXES ($5,000 deferred)		33 000
NET INCOME		$ 79 598

See notes to financial statements.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholders' Equity
BALANCE AT JUNE 30, 2001	$150 000	$134 175	$267 953	$552 128
NET INCOME			79 598	79 598
BALANCE AT JUNE 20, 2002	$150 000	$134 175	$347 551	$631 726

See notes to financial statements.

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2002

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income from operations		$ 79 598
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		32 314
Changes in assets and liabilities:		
Receivables from broker dealer		(222 093)
Marketable securities		(221 575)
Prepaid pension		(25 722)
Prepaid expenses		11 718
Salaries and commissions		8 288
Accrued expenses		31 706
Income taxes payable		(8 677)
Payable broker dealer		401 157
NET CASH PROVIDED BY OPERATING ACTIVITIES		86 714
CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Purchase of equipment	$24 314	
CASH USED BY INVESTMENT ACTIVITIES		(24 314)
CASH FLOW FROM FINANCING ACTIVITIES:		
Shareholder advance repayment	50 000	
Advances on line of credit	300 000	
Repayment on line of credit	(200 000)	
CASH PROVIDED BY FINANCING ACTIVITIES		150 000
NET INCREASE IN CASH		212 400
CASH AND CASH EQUIVALENTS, beginning of year		9 066
CASH AND CASH EQUIVALENTS, end of year		$ 221 466
INCOME TAXES PAID		$ 28 000
INTEREST PAID		$ 37 810

See notes to financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company is a licensed securities broker-dealer engaged in investment banking, the sale and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

The Company has entered into a contract with Wedbush Morgan Securities who has agreed to act as originating broker on a fully disclosed basis for all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in trading income.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment

Furniture and fixtures are stated at cost. Depreciation is computed by an accelerated basis over estimated useful lives of three to seven years. New acquisitions are expensed to the extent allowable for Federal income tax purposes, which is a maximum of $24,000 per year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

NOTE B - DEPOSIT

The Company has deposited $100,000 with Wedbush Morgan Securities as security for its transactions with Wedbush. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its offices and certain equipment under non-cancelable operating leases expiring in 2004. Minimum rental payments for the next two years is as follows:

2003	104 000
2004	7 000
	$111 000

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with it's bank expiring December 8, 2002. Any advances will bear interest at 3.56 % over the bank's reference rate which is currently 4.75% The current $100,000 advance was paid in full on July 9, 2002..

NOTE E - DEFINED BENEFIT PENSION PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on 8% of average monthly pay times 9 years of service and vests over a 6 year period. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following table sets forth the plan's funded status and amounts recognized in the Company's statements of financial condition at June 30, 2002.

Actuarial present value of benefit obligations:	
Accumulated benefit obligation:	
Vested	$(243 937)
Nonvested	(8 731)
Projected benefit obligation for service rendered to date	(252 668)
Fair market value of plan assets at June 30, 2002	406 733
Funded status	154 065
Unrecognized net gain	(97 233)
Prepaid pension costs recognized in statement of financial condition	$56 832

Assumptions used to develop the net periodic pension cost were:

Discount rate:	6.0%
Expected long-term rate of return on assets	6.5%
Amortization period	18.75
Rate of increase in compensation levels	0.0%

NOTE F – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected. As of June 30, 2002, the Company's only significant concentration of credit risk was with their accounts at a commercial bank. The Company's balances on any day may exceed the insured amount by a material amount.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions, as a securities broker, are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H – PREPAID EXPENSES

Prepaid expenses include $64,000 in seat licenses that are being amortized at $8,000 per year over eight years, the remaining life of the licenses.

NOTE I - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of "aggregate indebtedness" as defined. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2002 the Company had net capital of $446,463 and aggregate indebtedness of approximately $735,000, a ratio of 1.65 to 1.00.

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS

AND DEALERS PURSUANT TO RULE 15c3-1

JUNE 30, 2002

COMPUTATION OF NET CAPITAL		
Stockholders' equity		$631 726
NON-ALLOWABLE ASSETS:		
Prepaid Pension Costs	$56 832	
Prepaid Expenses	64 885	
Non Marketable Securities	3 300	
Total non-allowable assets		(125 017)
HAIRCUTS ON SECURITIES:		
Securities	55 230	
Undue concentration	5 016	
Total haircuts		(60 246)
NET CAPITAL		446 463
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness - Liabilities from Statement of Financial Condition		$735 391
Ratio of Aggregate Indebtedness to Net Capital		1.65 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness)		$ 49 029
Minimum Dollar Net Capital Requirement		$ 100 000
Net Capital Requirement (greater of above two amounts)		$ 100 000
Excess Net Capital		$ 346 463

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF

SCHEDULES WITH THOSE FILED BY BROKER-DEALER

YEAR ENDED JUNE 30, 2002

There are no material differences between the amounts reported on the previous page and amounts reported in the Company's unaudited Focus Report, Part IIa, as of June 30, 2002.

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2002

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

K H WM KRUEGER
CERTIFIED PUBLIC ACCOUNTANT

August 21, 2002

Board of Directors
Security Research Associates, Inc.
Larkspur, California

In planning and performing my audit of the financial statements of Security Research Associates, Inc. for the year ended June 30, 2002 on which I issued my report dated August 21, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 REDWOOD HIGHWAY, SUITE 5295 • MILL VALLEY, CALIFORNIA 94941 • TELEPHONE: 415.388.6633 • FAX: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Certified Public Accountant